July 16, 2019

Roni Al Dor
Chief Executive Officer
Sapiens International Corporation N.V.
Azrieli Center
26 Harokmim St.
Holon, 5885800 Israel

       Re: Sapiens International Corporation N.V.
           Registration Statement on Form F-3
           Filed July 11, 2019
           File No. 333-232599

Dear Mr. Al Dor:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Jonathan M. Nathan, Adv.